February 5, 2009

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Lauren Nguyen

RE:	Grill Concepts, Inc.
Amendment No. 1 to Schedule 13E-3 filed on January 20, 2009
File No. 005-51213

Grill Concepts, Inc.
Amendment No. 1 to Preliminary Proxy Statement filed on January 20, 2009
File No. 000-23326

Dear Ms. Nguyen:

Filed simultaneous herewith, via EDGAR, please find Amendment No. 2 to the above referenced Schedule 13E-3 and Amendment No. 2 to the above referenced Preliminary Proxy Statement on Schedule 14A of Grill Concepts, Inc.

Set forth below are the Staff’s comments, as set forth in the Staff’s letter dated January 30, 2009, followed by our responses, which are numbered to correspond with the numbers set forth in the Staff’s comment letter.

Schedule 13E-3

1.	We note your response to comment one in our letter dated December 31, 2008 and that you have included all of your officers and directors as filing persons, including members of the Special Committee. Please revise the disclosure in your proxy statement to address the fairness determination and analysis of each filing person given that the members of the Special Committee are also affiliated filing persons, or advise us.

Company Response:

The proxy statement has been revised under the Summary Term Sheet to address the fairness determination and analysis of each of the Filing Persons. The “Special Factors – Fairness of the Transaction” discussion on page 27 addresses more fully the fairness determination and analysis of each of the Filing Persons.

6300 CANOGA AVENUE — SUITE 1700 — WOODLAND HILLS, CA 91367 — (818) 251-7000 — FAX (818) 999-GRIL

U.S. Securities and Exchange Commission

February 5, 2009

Schedule 14A

General

2.	Please revise to state that the proxy statement and proxy card are preliminary.

Company Response:

The proxy statement and proxy card have each been revised to indicate that each is preliminary.

3.	We note that you estimate that you will save up to $766,000 per year; however, you intend to continue to have audited annual financial information. Therefore, you would still continue to incur some auditor fees and use of management and staff time to prepare these annual reports even after the going private transaction. Please revise to present the incremental cost savings from no longer being a public reporting company.

Company Response:

The estimated annual savings of $766,000 already takes into account the fact that the company will continue to incur fees relating to the audit of its annual financial statements. Please see the discussion of “Reduced Costs and Expenses” on pages 15 and 16, including the bullet item reflecting approximate savings of $150,000 for audits which is approximately one-half of the costs of “Audit of 10-K and review of 10-Qs” in the preceding table.

4.	Please revise to disclose in an appropriate place to tell continuing shareholders what access they will have to your audited financial and unaudited periodic financial statements.

Company Response:

The proxy statement has been revised in the second bullet of the “Disadvantages of the Transaction” on pages 6 and 29 to address the fact that the Company does not intend to make public either of its audited or unaudited financial statements.

Summary Term Sheet, page 2

Fairness of the Transaction, page 5

5.	Please include the fairness determination of each filing person.

Company Response:

The fairness determination of the Filing Persons has been added in the “Fairness of the Transaction” portion of the Summary Term Sheet.

U.S. Securities and Exchange Commission

February 5, 2009

Who are the Filing Persons, page 10

6.	We note that you individually name each filing person on page 46. Please name each of the officers and directors who are filing persons in the summary.

Company Response:

The individually named filing persons have been added to the “Who are the Filing Persons” subsection of the “Questions and Answer” on page 10 of the proxy statement.

Background of the Transaction, page 16

7.	We note your response to comment 27 in our letter dated December 31, 2008, and that Morgan Joseph did not present the Board with a range of possible cash out stock prices. Please revise to describe what the “various possible cash out stock prices” consist of.

Company Response:

The statement “various possible cash out stock prices” on page 20 of the proxy refers to the $1.00 to $1.50 per share range of possible cash out stock prices that the Special Committee requested Morgan Joseph evaluate during the November 26, 2008 telephonic meeting. Language has been added to clarify what the “various possible cash out stock prices” consist of.

8.	We note your response to comment 28 in our letter dated December 31, 2008. Please summarize the November 2008 presentation and address any differences in analysis or results between the two presentations.

Company Response:

The November 25, 2008 presentation is described on page 19 of the proxy and it has also been filed as an exhibit. There were some slight differences between the analysis and results presented in the December 5, 2008 report and the November 25, 2008 presentation. These differences include slightly different valuation multiples in the publicly traded companies analysis as a result of updated share prices for the latest market data. Additionally, the November presentation’s implied offer premiums analysis presented implied premiums to cash out prices ranging from $1.25 to $2.25 per share based upon the trading prices of the Company’s stock over the previous 90 days, while the December report presented implied premiums to cash out prices ranging from $1.00 to $1.50 per share per the Special Committee’s request that Morgan Joseph evaluate prices ranging from $1.00 to $1.50 per share. The $1.25 to $2.25 per share range presented in the November 25, 2008 presentation was not to serve as a recommendation by Morgan Joseph, but rather to illustrate premiums associated with prices similar to the trading prices of the Company’s stock over the previous 90 days. Language has been added to describe the similarities and differences of the two presentations.

U.S. Securities and Exchange Commission

February 5, 2009

Effect on Market for Shares and Liquidity, page 23

9.	We suggest revising to also disclose that switching to the pink sheets may also significantly reduce the overall price of your shares since investors tend to view companies without public, audited financial statements as inherently more risky investments.

Company Response:

The “Effect on Market Shares and Liquidity” section on page 24 has been updated to indicate that there is the possibility that the Company’s overall stock price could be significantly reduced given the investment public’s general view of companies that do not publicly issue audited financial statements.

Going Forward Value, page 27

10.	We note your response to comment 37 in our letter dated December 31, 2008. Please revise to further explain Morgan Joseph’s “going forward analysis” in the proxy statement as presented in the valuation report.

Company Response:

The original “going concern value” and more recent “going forward value” terminology were meant to convey the principle of the value of the company if it were to continue operating “as is” absent the reverse split going private transaction. The Company and Morgan Joseph both understood the terminology to represent that concept. The “going forward value” terminology has been deleted because it was causing confusion and it does not add to the understanding of the investor. The terminology and language on page 28 has been clarified to explain the Special Committee’s consideration of Morgan Joseph’s valuation analyses.

Procedural Fairness, page 28

11.	We note your response to comment 39 in our letter dated December 31, 2008. However, we could not locate the noted disclosure regarding the mechanics to be undertaken to assure the procedural fairness.

Company Response:

The “Procedural Fairness” section on page 30 has been updated to indicate we intend to treat stockholders holding common stock in street name in the same manner as stockholders whose shares are registered in their own names, and will ask banks, brokers and nominees holding these shares to effect the Transaction for their beneficial holders.

Additionally, as noted in the same paragraph, the disclosure of the mechanics to assure procedural fairness includes the creation of the Special Committee which is comprised of

U.S. Securities and Exchange Commission

February 5, 2009

individuals independent within the meaning of Rule 4200 of the Nasdaq Marketplace Rules and Section 10A-3(b) of the Exchange Act. The Special Committee was designed to provide fairness to all stockholders, whether affiliated or unaffiliated. The actions taken by the Special Committee in this endeavor included; considering possible alternatives to the Transaction, the related advantages and disadvantages to the Company and its stockholders of each of those alternatives, the fairness of the price to be paid to Cashed Out Stockholders, and making a recommendation to the full Board of Directors concerning the advisability of the alternatives considered

Fairness Opinion of Financial Advisor, page 30

12.	We note your response to comment 47 in our letter dated December 31, 2008, and revisions on page 32 of the proxy statement. Please explain what “general business assumptions” are and tell us how it is possible for your financial advisor to not make any material assumptions when performing the financial analysis.

Company Response:

Morgan Joseph’s general business assumptions are described in detail in the analyses sub-sections in the “Fairness Opinion of Financial Advisor” section. These general business assumptions explain how Morgan Joseph determined appropriate precedent transactions and public company comparison groups and the related valuation analyses. For example, under the “Leveraged Transaction Analysis” Morgan Joseph makes the general business assumption that an equity investor would require an internal rate of return between 25% and 35% for an investment in the Company. For the purposes of the fairness opinion, Morgan Joseph relied upon management’s financial forecasts and general operating assumptions and any material assumptions related thereto described under “Financial Forecast Information.” Language has been added to clarify these statements.

Pro Forma Impact to Us, page 33

13.	This analysis appears to suggest that it is fair to the continuing shareholders but does not support fairness for the shareholders being cashed out. Please revise to tell us why it makes sense to exclude the one-time expenses relating to the cash out in determining fairness to those being cashed out.

Company Response:

The “Pro Forma Impact to Us” analysis serves the purpose of supporting fairness of the Transaction to the unaffiliated continuing shareholders because it shows that the one time cost of the transaction is less than the annual savings realized as a non-public company. The purpose of the analysis was to neither support fairness nor reject fairness of the Transaction to the unaffiliated shareholders being cashed out. Language has been added to clarify this distinction. Additionally, we excluded the one-time expense related to the cash out because it is one time expense that does not reflect the Company’s true earnings potential going forward.

U.S. Securities and Exchange Commission

February 5, 2009

Material Federal Income Tax Consequences, page 37

14.	We note your response to comment 52 in our letter dated December 31, 2008. Please revise to clarify that your officers and directors will be continuing shareholders and will not recognize any tax gain or loss in this transaction.

Company Response:

The proxy statement has been revised under the “Federal Income Tax Consequences to Stockholders Who Do Not Receive Cash” on page 39 to indicate that the officers and directors will be continuing shareholders and will not recognize any tax gain or loss in the transaction.

Security Ownership of Certain Beneficial Owners, page 48

15.	We note your response to comment 5 in our letter dated December 31, 2008 and your revised disclosure as of December 28, 2008. Please continue to update all of the information in your documents, including under Item 1008 of Regulation M-A.

Company Response:

The disclosure made previously regarding securities transactions of Filing Persons, which follows the beneficial ownership table on page 52, has been updated to reflect activity through the current filing date of the Schedule 14A Amendment 2.

Acknowledgements

The Company hereby acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action respect to the filings; and

•	the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please address any comments or questions to the undersigned at the address set forth above.

Sincerely,

/s/ Philip Gay
Philip Gay
President